FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        September, 2003

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 22, 2003	signed "Don Gleason" Don Gleason, CFO

C h  a  r   t   w   e   l   l     T   e   c   h   n    o   l   o   g   y     I  n  c .

PRESS RELEASE

CHARTWELL ANNOUNCES THIRD SUCCESSIVE QUARTER OF
PROFITABILITY

Chartwell Technology Inc.	TSX-VEN: CWH

Calgary, Canada, September 15, 2003, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming software systems and entertainment content to the online and remote gaming industry, announces financial results for the third quarter ended July 31, 2003.

Highlights of the quarter included:

•	Revenue of $1.9M compared with $1.1M during the same period in fiscal 2002;

•	Operating income of $416K or $0.03 per share and net income of $215K or $0.02 per share compared with a net loss of ($14K) or ($0.00) per share during the same period in fiscal 2002;

•	Software license fees of $1.7M compared to $625K during the same period in fiscal 2002;

•	Cash flow from operations of $308K compared to $286K during the same period in fiscal year 2002;

•	Working capital of $6.7M.

Revenue growth and continued profitability remain key characteristics of Chartwell’s financial performance.

“We are pleased with the financial results that we have achieved in our third quarter” states Don Gleason, CFO. “We continue to meet our financial objectives of revenue growth and increased earnings while achieving our product and business development goals. Q3 is our third successive quarter of profitability and with our strong financial position, growing customer base and expanding product offering we are well positioned to deliver on our annual revenue and profitability targets.”

Revenue for the three months ended July 31, 2003 was $1,966,768, an increase of 76% compared to $1,117,939 in the same period of 2002. For the nine months ended July 31, 2003 revenue was $5,604,741, an increase of 134% compared to $2,391,092 for the corresponding period of the previous year. The increase in revenues is directly attributable to the increase in license fee revenue resulting from the expanding installed base of clients. License fee revenue for the third quarter of 2003 was $1,693,190 compared to $625,513 for the same period of the previous year, representing an increase of 171%. For the nine months ending July 31, 2003 license fee revenue totaled $4,453,238 compared to $1,501,818, an increase of 197% compared to the previous year.

Total operating expenses for the three month period totaled $1,550,773 compared to $1,131,736 for the same period of 2002. For the nine months ended July 31, 2003 total operating expenses were $4,303,855 compared to $3,749,227. Software development and support costs were the sole contributor to the increase in operating expenses as personnel were added in accordance with new product development initiatives. For the three months and nine months ended July 31, 2003, general and administrative expenses increased 31% and decreased 18% respectively compared to the same period of 2002.

Due to a continued decline in the US dollar compared to its Canadian counterpart and the corresponding revaluation of US monetary assets the Company realized foreign currency losses for the three months and nine months ending July 31, 2003 of $201,043 and $585,458 respectively. There were no comparative losses for the same period of 2002. Since the majority of expenses are incurred in

Canadian dollars and as a means of reducing exposure to the downward performance of the US currency the Company converted a significant portion of US monetary assets into Canadian dollars.

Net income for the third quarter, after the currency translation expense, was $214,952 or $0.02 per share compared with a loss ($13,797) for the corresponding period of the previous year. Net income for the nine months ending July 31, 2003 was $715,428 or $0.05 per share compared to a loss of ($1,358,135) or ($0.10) per share for the same period in the previous year. Chartwell continues to maintain a solid financial base from which to execute its growth strategy. At the end of July 31, 2003 Chartwell had $4,830,803 in cash, cash equivalents and short term investments, working capital of $6,711,727 and remains debt free.

For the balance of the fiscal year, Chartwell will continue to grow its bottom line through a combination of increased license fees, new client set-up fees and prudent and effective cost management.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact:  Chartwell Technology Inc.

Darold H Parken, President (877) 261-6619 or (403) 261-6619 dhp@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

Chartwell Technology Inc.

Consolidated Interim Financial Statements

CHARTWELL TECHNOLOGY INC.

Consolidated Balance Sheets
(unaudited)

		July 31 2003 (unaudited)		October 31, 2002
Assets				
Current assets:				
Cash and cash equivalents	$	3,125,517	$	1,704,267
Short term investments		1,705,286		3,181,494
Accounts receivable		1,989,564		1,128,639
Deferred set-up expense		-		91,629
Prepaid expenses		113,344		79,147
		6,933,711		6,185,176
Due from related parties		168,460		162,565
Capital assets		391,780		268,374
Deferred software development costs		27,517		110,068
	$	7,521,468	$	6,726,183
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	215,048	$	169,154
Current portion of obligations under capital lease		6,936		6,841
Deferred revenue		13,982		-
		235,966		175,995
Obligations under capital lease		3,873		8,987
Shareholders' equity:				
Share capital		14,657,223		14,632,223
Deficit		(7,375,594)		(8,091,022)
		7,281,629		6,541,201
	$	7,521,468	$	6,726,183

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Income (Loss) and Deficit

(unaudited)

	Three months ended July 31,		Nine months ended July 31,	
	2003	2002	2003	2002
Revenue:				
Software set-up fees	$ 241,645	$ 303,119	$ 1,064,645	$ 620,579
Software license fees	1,693,190	625,513	4,453,238	1,501,818
Interest and other	31,933	189,307	86,858	268,695
	1,966,768	1,117,939	5,604,741	2,391,092
Expenses:				
Software development and support	1,023,603	716,407	2,866,637	2,016,769
General and administrative	473,422	360,027	1,284,868	1,571,937
Depreciation and amortization	26,231	27,783	69,799	77,964
Amortization of deferred software development costs	27,517	27,519	82,551	82,557
	1,550,773	1,131,736	4,303,855	3,749,227
Income from operations	415,995	(13,797)	1,300,886	(1,358,135)
Foreign currency losses	201,043	-	585,458	732
Net income (loss)	214,952	(13,797)	715,428	(1,358,867)
Deficit, beginning of period	(7,590,546)	(8,004,810)	(8,091,022)	(6,659,740)
Deficit, end of period	$ (7,375,594)	$ (8,018,607)	$ (7,375,594)	$ (8,018,607)
Net income (loss) per share basic & diluted	$ 0.02	$ (0.00)	$ 0.05	$ (0.10)

See accompanying notes to consolidated interim financial statements.

Weighted-average shares basic & diluted	13,512,301	13,487,301	13,501,037	13,487,301

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended July 31,		Nine months ended July 31,	
	2003	2002	2003	2002
Cash provided by (used in):				
Operations:				
Funds from operations:				
Net income (loss)	$ 214,952	$ (13,797)	$ 715,428	$ (1,358,867)
Depreciation and amortization	26,231	27,783	69,799	77,964
Unrealized foreign exchange losses	145,139	-	398,620	-
Interest income capitalized	(2,052)	-	(5,895)	-
Amortization of deferred software development costs	27,517	27,519	82,551	82,557
Deferred set-up costs	-	-	91,629	-
	411,787	41,505	1,352,132	(1,198,346)
Change in non-cash working capital:				
Accounts receivable	(204,521)	350,010	(860,925)	18,890
Prepaid expenses	9,976	(5,797)	(34,197)	2,551
Deferred revenue	(17,018)	(102,377)	13,982	-
Accounts payable and accrued liabilities	108,112	2,908	45,894	(19,235)
	(103,451)	244,744	(835,246)	2,206
	308,336	286,249	516,886	(1,196,140)
Financing:				
Issue of shares	-	-	25,000	121,088
Repayment of lease obligations	(1,746)	(2,633)	(5,019)	(8,751)
	(1,746)	(2,633)	19,981	112,337
Investments:				
Purchase of short term investments	(22,471)	2,825,975	1,476,208	2,901,445
Purchase of capital assets	(155,282)	(12,163)	(193,205)	(58,568)
	(177,753)	2,813,812	1,283,003	2,842,877
Effect of foreign exchange rate changes on cash and cash equivalents	(145,139)	-	(398,620)	-
	(145,139)	-	(398,620)	-
Increase (decrease) in cash	(16,302)	3,097,428	1,421,250	1,759,074
Cash, beginning of period	3,141,819	1,402,724	1,704,267	2,741,078
Cash, end of period	$ 3,125,517	$ 4,500,152	$ 3,125,517	$ 4,500,152
Supplemental cash flow information:				
Cash interest received	$ 29,881	$ 189,307	$ 80,963	$ 268,695
Cash interest paid	454	729	1,578	2,201

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Notes to Consolidated Interim Financial Statements
For the three months and nine months ended July 31, 2003
(unaudited)

These consolidated interim financial statements of Chartwell Technology Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended October 31, 2002, except as described below in Note 3 Change in Accounting Policy. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002.

1. **Share capital:**

As at July 31, 2003 and October 31, 2002 the Company had 15,842,701 and 15,817,701 common shares outstanding and 2,827,766 and 2,388,866 options to acquire common shares respectively.

2. **Segmented information:**

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA. The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operations:

	Three months ended July 31			Nine months ended July 31		
2003	Canada	Belize	Total	Canada	Belize	Total
Software set-up fees	$ -	$ 241,645	$ 241,645	$ -	$ 1,064,645	$ 1,064,645
Software license fees	$ 55,942	$ 1,637,248	$ 1,693,190	174,020	4,279,218	4,453,238
2002	Canada	Belize	Total	Canada	Belize	Total
Software set-up fees	$ 47,259	$ 255,590	$ 302,849	$ 47,259	$ 573,050	$ 620,309
Software license fees	$ 60,420	$ 565,093	$ 625,513	$ 179,873	$ 1,321,945	$ 1,501,818

3. **Change in accounting policy:**

Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. The new recommendations permit the measurement of compensation expense for stock options granted to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by an alternative method and to provide pro forma disclosure of the financial results using the fair value method.

The Company has elected to follow an alternative method of accounting for stock options awarded to employees and recognize no compensation expense when stock options are granted. The Company has calculated the fair value of stock options granted to employees, directors, and officers using the Black Scholes option pricing model with a dividend yield of 0% and with the following weighted-average assumptions: Risk free interest rate-4%, Volatility-100%, Expected option life-5 years. Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company's net income and earnings per share would have been changed to the following pro forma amounts:

	Three months ended July 31, 2003		Nine months ended July 31, 2003	
	As reported	Pro forma	As reported	Pro forma
Net income	$ 214,952	$ 183,535	$ 715,428	$ 677,270
Earnings per share basic & diluted	$ 0.02	$ 0.02	$ 0.05	$ 0.05